June 20, 2005



Mr. Norman G. Haisler
Sr. Vice President - Finance & Chief Financial Officer
Blue Ridge Energy, Inc.
10777 Westheimer, Suite 170
Houston, Texas  77042



	Re:	Blue Ridge Energy, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004
      Filed March 30, 2005
		Form 10-QSB for Fiscal Quarter Ended March 31, 2005
      Filed May 16, 2005
		File No. 000-27443



Dear Mr. Haisler:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-KSB for the Fiscal Year Ended December 31, 2004

Financial Statements

Note 1 - Operations and Summary of Significant Accounting
Policies,
page F-6

1. We note that you acquired a 35% interest in Channel LLC in March
2002, and later transferred this investment to Blue Ridge Group in May 2003. Please disclose the principal terms of the initial acquisition, including the amount and form of consideration paid, and the manner of valuing any non-cash components. Also describe your relationship with the counterparty.

2. With regard to your May 2003 transfer of seismic information associated with the Channel LLC acquisition to Blue Ridge Group, disclose the terms under which you will be "...carried at no cost for
25% of any future interests acquired and developed by BR Group through the utilization of this data." Describe the nature of costs that will likely be incurred in acquiring and developing such interests, the provisions of operating arrangements governing these activities, and any fees, profits or other consideration to which BR
Group or any other related parties will be entitled prior to releasing funds for your benefit. It should be clear how your 25 percent interest would be calculated, and how it relates to any cash flows that may ultimately be derived from the interests.

Additionally, we note your disclosure explaining that when BR Group has recouped 100% of expenditures for the seismic information and the acquisition and development of oil and gas properties, you will have the right, but not the obligation, to reverse your position with BR
Group and receive 75% of the interest in future oil and gas properties, while carrying BR Group for 25% of the interest. Please expand your disclosure to clarify whether these terms relate only to properties that you chose to acquire and develop after electing to "reverse your position," as opposed to all properties acquired and developed up to that point in time. Specify the terms governing the ownership and operation of interests established prior to any such election date. It should also be clear how properties associated with the seismic information transferred to BR Group will be differentiated from any other properties with which that entity becomes involved.

Tell us why BR Group offered to carry you at no cost for 25%, and granted you the option to "reverse your position," after expending all of the funds necessary to first acquire Channel LLC and the seismic information, and then to acquire and develop property interests using that data; the economic incentives for the arrangement are unclear.

Note 3 - Related Party Transactions, page F-12

B.  Advances From/To Related Parties

3. After disclosing that BR Group provides you with various "management, administrative, accounting and geological services," and incurs other costs on your behalf, you explain that BR Group reimbursed you $140,000 for costs incurred by you on behalf of BR Group. The arrangement that you describe would seem more likely to require cash reimbursement from you to BR Group, than the other way around. Further, it is unclear how the arrangement is related to the cash advanced from BR Group, for which you issued a $500,000 promissory note at September 30, 2004.

Please expand your disclosure to describe the nature of the
$140,000
in costs incurred by you on behalf of BR Group, and to explain the reason for the $500,000 cash advance. State the terms of any ongoing funding arrangements that are in place, and provide any disclosures necessary to comply with paragraph 4 of SFAS 57.


Closing Comments

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filings;
* staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief
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Mr. Norman G. Haisler
Blue Ridge Energy, Inc.
June 20, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
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